

February 25, 2015

Via E-mail
Marc E. Rothman
Executive Vice President and Chief Financial Officer
VeriFone Systems, Inc.
2099 Gateway Place, Suite 600
San Jose, CA 95110

> **Re:** **VeriFone Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2014**
> **Filed December 17, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 11, 2015**
> **File No. 001-32465**

Dear Mr. Rothman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Proxy Card

1. We note that the proxy card describes the advisory vote to approve executive compensation as follows: "To hold an advisory vote on compensation of our named executive officer." This language appears inconsistent with the applicable requirement set forth in Rule 14a-21 under the Exchange Act. Please confirm supplementally that in future filings your descriptions of the advisory vote will comport with the referenced Rule. For guidance, please refer to Question 169.07 of our Exchange Act Rules Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Albert Liu, Esq.
        VeriFone Systems, Inc.